Wah Fu Education Group Limited

Room 505 Building No.40, No.1 Disheng North Street

Economic and Technological Development Zone

Beijing, China 100176

VIA EDGAR

July 31, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Mail Stop 3270

Washington, D.C. 20549

Attn: Larry Spirgel

Re: Wah Fu Education Group Limited

Registration Statement on Form F-1

Filed March 20, 2018

File No. 333-223804

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wah Fu Education Group Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Wednesday, August 1, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/Xinghui Yang
Xinghui Yang Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Mei & Mark LLP